October 24, 2022

Dear Stockholder,

An Independent Special Committee (“Committee”) of the Board of Directors (“Board”) of AMERCO (the “Company”) recently approved various actions that impact how our stock trades and how we go to market.  This letter summarizes the Committee, the actions it has taken, and how these actions impact you.

Background of the Independent Special Committee

On April 6, 2022, the Board created an Independent Special Committee to consider various matters and actions. The Board appointed the following independent directors to this Committee: James J. Grogan, Roberta “Sissie” R. Shank and Richard J. Herrera.  Mr. Grogan serves as chair of the Committee. The Committee retained financial advisors Moelis & Company, LLC and Richard C. Breeden & Co., LLC to help the Committee examine multiple options aimed at enhancing the marketability and liquidity of the Company’s stock. The Committee paid particular attention to actions intended to make stock ownership more inclusive and accessible for retail investors, including team members and customers of the Company.

Name Change

Long-term stockholders have encouraged the Company to change its name to attract new stockholders who may be unaware that AMERCO is the parent company of one of the most recognized brands in North America.  The Committee has approved changing the name of the Company to U-Haul Holding Company to help alleviate any perceived disconnect by institutional or retail investors alike.

AMERCO will change its name by the end of calendar year 2022.

Creation of the Series N Non-Voting Common Stock

In addition to the currently outstanding share of common stock of the Company (the “Voting Common Stock”) that you hold, the Company’s articles of incorporation provide the Board with the authority to issue additional series of common stock.  The Board delegated this authority to the Committee when it created the Committee.  The Committee has authorized the creation of a new series of Common Stock, designated as Series N Non-Voting Common Stock. They have determined that this new series of stock would enhance liquidity and marketability while preserving the Company’s current voting structure and long-term orientation. The Non-Voting Common Stock will have a par value of $0.001 per share. Application to the Nasdaq Global Select Market has been made to list the new Non-Voting Common Stock under the ticker symbol “Nasdaq: UHALB”.  Shares of the Company’s Voting Common Stock will continue to trade under the symbol “Nasdaq: UHAL.”

Certificate of Designation.  The specific terms of the Non-Voting Common Stock are set forth in the certificate of designation (“Certificate of Designation”) that the Company filed with the Nevada Secretary of State, which created this series of common stock.  A copy of the Certificate of Designation is attached as an exhibit to our recently filed Form 8-A.

Voting Rights.  The holder of each share of Non-Voting Common Stock has no voting power to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation, except as to certain amendments to the Certificate of Designation, such as the designation of the Non-Voting Common Stock, the number of the authorized shares of the series and the voting powers, designations, preferences, limitations, restrictions and relative rights of the Non-Voting Common Stock, which  require the approval of holders of shares of Non-Voting Common Stock representing a majority of the outstanding shares of Non-Voting Common Stock.

Distributions and Dividends.  Subject to preferences that may apply to any shares of preferred stock or any other series of common stock of the Company outstanding at the time, the holders of shares of Non-Voting Common Stock are entitled to share equally, on a per share basis, in any dividends or distributions that our Board may authorize and we may pay from time to time on the Voting Common Stock.  Our Board may authorize, and we may make, distributions to the holders of Non-Voting Common Stock as a separate series without the Voting Common Stock, or the holders thereof, being entitled to receive such distributions (on a per share basis or otherwise).  The Board may not authorize, and we may not make, distributions to the holders of Voting Common Stock as a separate series unless the Non-Voting Common Stock or the holders thereof are entitled to receive at a minimum, on a per share basis or otherwise, the same form and amount of dividends and other distributions.  If a dividend or distribution is paid in the form of shares of Company stock, or rights to acquire shares of Company stock, then the holders of Voting Common Stock will receive shares of Voting Common Stock, or rights to acquire Voting Common Stock, and the holders of Non-Voting Common Stock will receive an equivalent number of shares of Non-Voting Common Stock, or rights to acquire an equivalent number of shares of Non-Voting Common Stock.

Equal Treatment.  The Certificate of Designation provides that the Non-Voting Common Stock has the same rights and privileges and ranks equally, shares ratably and is identical in all respects to the Voting Common Stock as to all matters except as and to the extent expressly provided in the Certificate of Designation (including, without limitation, as to the voting powers of, and distributions with respect to, the Non-Voting Common Stock).

9-for-1 Stock Dividend Involving Non-Voting Common Stock

The Committee has approved issuance of shares of the Non-Voting Common Stock through a stock dividend, on a 9-for-1 basis, to all existing holders of the Company’s Voting Common Stock. The stock dividend is intended to have the same general effects as a 10-for-1 stock split.

The shares of Non-Voting Common Stock will be distributed after the close of trading on, or about, November 9, 2022 to stockholders of record of Voting Common Stock at the close of business on November 3, 2022. We anticipate trading of the 176,470,092 shares of Non-Voting Common Stock to begin on November 10, 2022.

Again, these changes were determined by a Committee of Independent Directors who worked with its financial advisors to assess a variety of corporate actions. The Committee focused on decisions that align with its intentions of enhancing the liquidity and marketability of the Company’s stock to make it easier for more investors to access and recognize the Company’s value.

We appreciate your continued support.

Sincerely,

Jason A. Berg

Chief Financial Officer

AMERCO